July 23, 2014

Sheila Stout

Mary Cole, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. St., N.E.

Washington, DC 20549

Re:	VII Peaks Co-Optivist Income BDC II, Inc. (the “Company”)
Form N-2, Post-Effective Amendment No. 6
Filed July 2, 2014
File No. 333-176182

Dear Ms. Stout and Ms. Cole:

I am writing to follow-up our call today regarding Post-Effective Amendment No. 6 to the Form N-2 filed by the Company.

I am writing to confirm that the Company provided Phoenix American Financial Services, Inc. with irrevocable instructions on July 16, 2014 to return all funds held in escrow from subscribers in the Company’s continuous offering. Phoenix American has acknowledged the request, and has indicated it will complete the return of the funds by July 25, 2014. I have attached a copy of the letter from Phoenix American confirming this request.

I am also writing to confirm that on July 21, 2014, Ascendant Capital, a/k/a Axiom Capital Management, Inc., the managing broker dealer in the continuous offering, confirmed that it had sent the attached letter to all brokers and investment advisers who are participating in the offering regarding the video that was posted. I have attached Ascendant Capital’s letter confirming this.

Finally, to confirm one issue we discussed, the Company will, in the final prospectus, be amending the last sentence of the first bullet point paragraph appearing on the cover page to add the underlined language below:

“You should assume that a substantial part of our distributions will continue to be funded from paid in capital until our net assets increase sufficiently to lower our expense ratio, which we do not expect to occur until we have more than $100 million in assets, or until our Manager enters into an expense support agreement with us, which may never occur.”

The same change will also be made in the form of subscription agreement where the same paragraph also appears.

I acknowledge that the Company is responsible for the adequacy and accuracy of the statements in this letter, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let us know if you have any questions.

VII Peaks Co-Optivist Income BDC II, Inc.

/s/ Gurpreet S. Chandhoke

Gurpreet S. Chandhoke, Chief Executive Officer

Cc: Robert J. Mottern, Esq.